DB

19006058

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

Processing
FEB 28 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN AND BROWN SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 GREENVILLE AVE. SUITE 990
(No. and Street)

DALLAS (City) TEXAS (State) 75206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOIHN COLON BROWN JR. 214-696-1768
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MESCH, PLLC
(Name – *if individual, state last, first, middle name*)

600 TEXAS STREET, FLOOR 1 (Address) FORT WORTH (City) TEXS (State) 76102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JOHN COLON BROWN JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN AND BROWN SECURITIES INC., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURIE A. BUBEL
My Notary ID # 7482681
Expires January 6, 2021

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MESCH.

BROWN AND BROWN SECURITIES, INC.

FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION, &
INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2018

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

TABLE OF CONTENTS

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brown and Brown Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown and Brown Securities, Inc. as of December 31, 2018 , the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brown and Brown Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Brown and Brown Securities, Inc.'s management. Our responsibility is to express an opinion on Brown and Brown Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brown and Brown Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

The supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Brown and Brown Securities, Inc.'s financial statements. The supplemental information is the responsibility of Brown and Brown Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moss, PLLC

We have served as Brown and Brown Securities, Inc.'s auditor since 2016.

Fort Worth, Texas
February 2, 2019

Brown and Brown Securities, Inc.
Statement of Financial Condition
December 31, 2018

ASSETS

Current Assets		
Cash and cash equivalents	$ 63,631	
Cash with clearing organization, restricted	25,136	
Commissions receivable, net	25,637	
Investments	273,931	
Total current assets		**$ 388,335**
Total Assets		**$ 388,335**

LIABILITIES AND SHAREOLDERS' EQUITY

Current Liabilities		
Accounts payable - related party	$ 30,006	
Total current liabilities		**$ 30,006**
Long-term Liabilities		**0**
Total Liabilities		**30,006**
Shareholders' Equity		
Common stock, 1,000,000 shares authorized, $.01 par value, 26,000 shared issued and outstanding	260	
Additional paid-in capital	25,740	
Retained earnings	332,329	
Total Shareholders' Equity		**358,329**
Total Liabilities and Shareholders' Equity		**$ 388,335**

The accompanying notes are an integral part of these financial statements.

Brown and Brown Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2018

Revenue		
Commission revenue	$ 415,621	
Other revenue	12,110	
Total Revenue		**$ 427,731**
Expenses		
Administrative	363,284	
Professional fees	6,750	
Licenses and permits	5,175	
Regulatory fees	4,070	
Commissions - clearing expense	6,161	
Commissions	195	
Bonding expense	1,502	
Miscellaneous	467	
Total Expenses		**387,604**
Operating Income		**40,127**
Other Income and Expenses		
Loss on investments	(2,072)	
Total Other Income and Expenses		**(2,072)**
Income Before Provision for Income Taxes		38,055
Provision for franchise taxes		0
Net Income		**$ 38,055**

The accompanying notes are an integral part of these financial statements.

Brown and Brown Securities, Inc.
Statement of Changes in Shareholders' Equity
For The Year Ended December 31, 2018

Common Stock		
Beginning and end of year		**$ 260**
Additional Paid-in Capital		
Beginning and end of year		**25,740**
Retained Earnings		
Beginning of year	$ 374,274	
Distributions	(80,000)	
Net income for the year ended December 31, 2018	38,055	
End of Year		**332,329**
Total Shareholders' Equity		**$ 358,329**

The accompanying notes are an integral part of these financial statements.

Brown and Brown Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net Income		$ 38,055
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on investments	$ 2,072	
(Increase) Decrease in:		
Commissions receivable	2,693	
Increase (Decrease) in:		
Accounts payable - related party	(7,794)	
Total adjustments		(3,029)
Net cash provided by operating activities		35,026
Cash Flows from Financing Activities		
Distributions	(80,000)	
Net cash (used) by operating activities		(80,000)
Net (Decrease) in cash, cash equivalents, and restricted cash		(44,974)
Cash, cash equivalents, and restricted cash at beginning of year		133,741
Cash, cash equivalents, and restricted cash at end of year		$ 88,767

The accompanying notes are an integral part of these financial statements.

Brown and Brown Securities, Inc.
Statement of Cash Flows (Continued)
For The Year Ended December 31, 2018

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for		
Interest	**$**	**0**
Taxes		**0**
Total	**$**	**0**

The accompanying notes are an integral part of these financial statements.

Brown and Brown Securities, Inc.
Notes to Financial Statements
For The Year Ended December 31, 2018

Note 1: Description of Business

Incorporated on June 15, 1984, Brown and Brown Securities, Inc. (the "Company") is a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Restricted cash
As of December 31, 2018, cash of $25,136 was pledged as collateral to secure deposit requirements at the Company's clearing broker/dealer.

Investments
Investments are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized loss on investments of $2,072 are reflected in the accompanying Statement of Operations.

Note 2: Summary of Significant Accounting Policies (Continued)

Credit risk

The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Recent accounting pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company expects to adopt the provisions of this guidance on January 1, 2020, and is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

Note 3: Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Note 3: Revenue Recognition (Continued)

Significant judgments

Revenue from contracts with customers consists entirely of commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions

The Company buys and sells mutual funds on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Note 4: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1.

Level 3 Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date.

Note 4: Fair Value Measurement (Continued)

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodology used for the assets measured at fair value as of December 31, 2018:

Mutual fund – Valued at the closing price reported on the active market on the last trade of each day.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's investments by ASC 820-10 pricing levels at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Mutual fund	$ 273,931	$ 0	$ 0	$ 273,931
Total investments at fair value				$ 273,931

Note 5: Related Party Transactions

For the year ended December 31, 2018, the Company had a payable in the amount of $30,006 due to a related entity.

The Company shares office space and other operating expenses with a related entity owned and operated by the shareholders of the Company. The Company pays ninety percent of its gross profit to the related entity for its share of the associated expenses. However, the reimbursements are limited if they would cause the Company to have insufficient resources to satisfy its obligations or not be in compliance with net capital requirements. Total amount paid during the year ended December 31, 2018 was $362,400.

Brown and Brown Securities, Inc.
Notes to Financial Statements
For The Year Ended December 31, 2018

Note 6: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. As of December 31, 2018, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 7: Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Service Code to be an S Corporation. In lieu of a provision for income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the company's taxable income.

The Company is subject to the Texas franchise tax; however, total revenue for the year ended December 31, 2018 was less than the taxable threshold. Therefore, total franchise tax due for the year ended December 31, 2018 was $0.

The Company has adopted the provisions of ASC Topic 740 (Income Taxes) relating to unrecognized tax benefits on January 1, 2009. This standard requires an entity to recognize a liability for tax positions when there is a 50% or greater likelihood that the position will not be sustained upon examination. The Company is liable for taxes if its initial election as an S Corporation was invalid or if it ceases to meet the requirements of an S Corporation. The Company believes that its initial election was valid and that it continues to meet the requirements of an S Corporation, and that it is more likely than not that this position would be sustained upon examination. As such, there were no liabilities recorded for uncertain tax positions as of December 31, 2018.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2015 or subject to Texas franchise tax examinations for years before 2013.

Note 8: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2018.

Note 9: Subsequent Events

Management has evaluated subsequent events through February 2, 2019, the date the financial statements were available to be issued. There were no events noted that came to the attention of management that would require adjustments to or disclosure in the financial statements.

Brown and Brown Securities, Inc.
Schedule I - Supplemental Schedules Required by Rule 17A-5
Of The Securities and Exchange Commission
As Of December 31, 2018

Computation of Net Capital:

Total stockholders' equity	$	358,329		
Add: subordinated liabilities		0		
Total capital and allowable subordinated liabilities			$	358,329
Deductions and/or charges:				
Non-allowable assets				0
Net capital before haircuts on securities positions				358,329
Haircut on securities				(16,436)
Net Capital			$	341,893

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	2,001
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Excess net capital	$	291,893
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	281,893

See independent auditor's report on supplemental schedule.

Brown and Brown Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission (Continued)
As Of December 31, 2018

Computation of Aggregate Indebtedness

Total liabilities	$	30,006
Less: exclusions		0
Aggregated Indebtedness	$	30,006
Percentage of aggregate indebtedness to net capital		8.78%

Reconciliation with Company's Allowable Net Capital

Net allowable capital, as reported in Company's unaudited Focus Report	$	341,893
Audit adjustments		0
Adjusted net allowable capital, per audited financial statements	$	341,893

There is no material difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2018.

See independent auditor's report on supplemental schedule.

Brown and Brown Securities, Inc.
Schedules II and III
December 31, 2018

Schedule II – Computation For Determination of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through a clearing firm on a fully disclosed basis. Transactions are cleared through Hilltop Securities, Inc.

Schedule III – Information Relating to The Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

MESCH.

<u>**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**</u>

To the Board of Directors and Shareholders
of Brown and Brown Securities, Inc.

We have reviewed management's statements, included in the accompanying Brown and Brown Securities, Inc.'s Exemption Report, in which (1) Brown and Brown Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brown and Brown Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Brown and Brown Securities, Inc. stated that Brown and Brown Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brown and Brown Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brown and Brown Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch, PLLC

Fort Worth, Texas
February 2, 2019

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

BROWN & BROWN
SECURITIES, INC.
Member FINRA/SIPC

Brown and Brown Securities, Inc. Assertion

Brown and Brown Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Brown and Brown Securities, Inc.

I, Colon Brown, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Colon Brown, President

February 2, 2019

4925 Greenville Avenue, Suite 990 Dallas, Texas 75206 214/696-1768 FAX 214/696-1877 E-Mail: cbrown@bbfsi.net